Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Announces Offers to Purchase 7.2 percent and 8.0 percent Convertible Debentures Assumed from Vault Energy Trust

     CALGARY, Jan. 29 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") announced today that it has made cash offers to purchase all of the outstanding 7.2 percent convertible unsecured subordinated debentures due May 31, 2011 trading under the symbol "PWT.DB.E" (the
"7.2 percent Debentures") and all of the outstanding 8.0 percent convertible unsecured subordinated debentures due June 30, 2010 trading under the symbol
"PWT.DB.C" (the "8.0 percent Debentures").
     In connection with the completion of the plan of arrangement whereby Penn
West acquired Vault Energy Trust ("Vault") on January 10, 2008 (the "Vault
Arrangement"), Penn West assumed all of the covenants and obligations of Vault under its debenture indentures governing the 7.2 percent Debentures and the
8.0 percent Debentures. Pursuant to the change of control provisions of the debenture indentures, Penn West is required, within 30 days of such change of control: (i) to make an offer (the "7.2 percent Offer") to purchase all of the outstanding 7.2 percent Debentures at a price equal to 101 percent of the principal amount of the debentures plus accrued and unpaid interest up to, but excluding, the date of acquisition of such debentures (the "7.2 percent Total
Offer Price"); and (ii) to make an offer (the "8.0 percent Offer") to purchase all of the outstanding 8.0 percent Debentures at a price equal to 101 percent of the principal amount of the debentures plus accrued and unpaid interest up to, but excluding, the date of acquisition of such debentures (the
"8.0 percent Total Offer Price").
     Holders of 7.2 percent Debentures and 8.0 percent Debentures are entitled to receive cash in consideration for the 7.2 percent Total Offer Price and the
8.0 percent Total Offer Price, respectively. Debenture holders will receive the offers by mail. Such offers are open for acceptance until noon (M.S.T.) on
Wednesday, March 5, 2008 (the "Expiry Time").
     The 7.2 percent Debentures are issued in "book-entry only" form. As a result, holders of 7.2 percent Debentures who wish to tender to the
7.2 percent Offer must make their election through their broker or account representative who will then make the appropriate election through the CDS system. Accordingly, holders of 7.2 percent Debentures should contact their broker or account representative for assistance in tendering their 7.2 percent
Debentures to the 7.2 percent Offer.
     The 8.0 percent Debentures are issued in certificated form. As a result, holders of 8.0 percent Debentures who wish to tender to the 8.0 percent Offer must deliver to Valiant Trust Company, the depositary for the 8.0 percent
Offer, at its office listed in the letter of transmittal accompanying the
8.0 percent Offer, so as to arrive at the office of the depositary not later than the Expiry Time, the certificate representing the 8.0 percent Debentures in respect of which the 8.0 percent Offer is being accepted and the letter of transmittal in the form accompanying the 8.0 percent Offer properly completed and duly executed as required by the instructions set out in the letter of transmittal. Holders of 8.0 percent Debentures whose Debentures are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their 8.0 percent
Debentures to the 8.0 percent Offer.

     For further information regarding the offers and accepting the offers, please contact the depositary for the offers:

     <<
     Valiant Trust Company
     310, 606 - 4th Street S.W.
     Calgary, Alberta T2P 1T1

     Attention:   Corporate Actions
     Facsimile:   (403) 233-2857
     Toll Free:   (866) 313-1872
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 18:21e 29-JAN-08